Exhibit 99.1

            BROKAT AG REPORTS THIRD QUARTER REVENUE INCREASE OF 143%

o        Investments in emerging Mobile Business market
o        Rapid integration of Blaze and Gemstone
o        Strategic partnerships and new customers

STUTTGART AND SAN JOSE, OCTOBER 31, 2000. Brokat AG (Nasdaq: BROA, Neuer Markt:

BRJ), a leading provider of software for E-Business solutions, today announced results for the third quarter ending September 30, 2000.



Revenues during the period increased by 143% to 56.9 million DEM, compared to

23.4 million DEM reported during the same period last year. Revenues increased

32% sequentially from the preceding second quarter. During the third quarter,

the contribution of international business to total revenues also increased from

43% in 1999 to 55% in 2000, largely attributable to organic growth. For the first time in this quarter, 18% of Brokat total revenues were derived from projects in the Mobile Business area.



During the third quarter, Brokat reported a loss from operations on EBITDASO

(Earnings before Interest, Tax, Depreciation and Stock Options) of 19.7 million

DEM, compared to a loss of 9.1 million DEM during the third quarter of 1999.

These results are attributable to increased investments in the emerging Mobile

Business (M-Business) market, as well as post-merger integration costs from recent acquisitions. Entry into the M-Business market involves considerable initial financing of marketing and sales efforts.

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Brokat reported a total net loss of 56.5 million DEM during the third quarter compared with a loss of 24.5 million DEM reported during the same period last year. These results reflect increased costs of 11.4 million DEM associated with the employee stock option program that is reported as a balance sheet entry, but has no effect on the company's cash flow, as well as a amortization of 16.7 million DEM for goodwill and other intangible assets from acquisitions.



Due to increased expenditures for strategic projects in the area of M-Business,

the company reported a gross margin decline of 14.7% to 41.3% during the quarter. This short term effect is mainly the result of comprehensive professional services that result in higher cost of sales. These strategically important projects are anticipated to make an ongoing contribution to future revenue growth and are expected to be delivered by partners.



During the 9 month period from January through September 2000, Brokat revenues increased by 109% compared to the first nine months of 1999. Over the same period, the contribution of international business increased from 27% to 57%.



Effective September 30, 2000, the company employed a total of 1,267 people in 17 countries.



Charges for the employee stock option program resulted from the difference between the stock option issue prices fixed in autumn of 1998 and 1999 and the trading price of

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Brokat shares as of September 30, 2000. Because the price of Brokat stock has risen by 451 per cent between the IPO and September 30, 2000, the non cash-relevant cost of employee participation reflect an overall increase.



Sales of licenses for Brokat software also increased to DM 22.0 million, which represents a 207% increase over the comparable period last year. Revenue generated through partners amounted to DM 10.8 million in the second quarter of

2000 representing an increase of 119% compared to the same period last year.



RAPID INTEGRATION OF U.S. COMPANIES

Brokat underscores its aggressive globalization efforts with the completion of the two acquisitions announced in June. In both product and strategy,

integration of the two software providers Blaze Software, Inc., San Jose

(California), and GemStone Systems, Inc., Beaverton (Oregon), is already very advanced. The Blaze Advisor Solutions Suite is already been integrated with the

GemStone/J Application Server and Brokat's E-Services platform Twister allowing customers of all three companies to benefit from the interaction of these products.



The acquisition of GemStone was formally completed on August 30, 2000 and the acquisition of Blaze was formally completed on September 29, 2000. Both companies will be consolidated from that day on forward. Thus far in 2000,

Brokat has derived 21% of its revenues from the USA alone. GemStone has already contributed 5.6 million DEM to the growth of revenues in the USA, thus strengthening Brokat's presence in this key

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market. Effective September 30, 2000, 524 of Brokat's total 1,267 employees were based in the USA.



NEW CUSTOMERS AND PARTNERSHIPS

German Landesbank Baden-Wurttemberg (LBBW), one of the world's 50 largest financial institutions, is offering its customers a Mobile Banking service based on Brokat's technology. This service relies on the Twister E-Services platform.

The bank's customers can use their mobile phones to keep current on stock prices and to review balances and current deposit values. In addition, the bank can inform them about new stock issues, investment opportunities or new services.



In order to expand its activities in the M-Business market, Brokat took an interest valued at US$12 million in MyAlert.com. The Spanish company offers its customers personalized services via an Internet portal. Customers can receive information about various topics such as stock exchange news and stock prices in

SMS (Short Message Service) or email format.



During the past quarter, several more international customers have chosen

Brokat's advanced technology. The Asian financial service provider 2cube.com as well as the German MLP AG, leading in Europe in the Private Finance sector for academics and sophisticated private clients, built their business on Brokat's

Twister E-Services platform and associated applications. Brokat also announced a reseller agreement for the U.S. market with Compaq, the world's largest supplier of computing systems.

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OUTLOOK

Investments in project business completed during the third quarter are expected to result in increased license revenues over the next quarters. Through its cooperation with Siemens, Brokat has won a strong partner who is expected to deliver these services in follow-up projects. This will enable Brokat to increase its license business in the emerging M-Business market.



"We have completed considerable investments to support our successful entry into the M-Business market, especially during the third quarter," stated Stefan

Rover, Chief Executive Officer (CEO) "This puts us in a very good position to rapidly establish ourselves as the market leader in this growth market. We firmly believe that this strategy will pay off in the medium to long term",

concludes Rover.



CONFERENCE CALL

Brokat will hold a conference call for investors and analysts twice on October

31, 2000 at 4 a.m. and 11 a.m. EST, respectively. You are invited to participate by dialing 1-800 521-5431 (for 11 a.m. ) or 1-800 482-5519 (for 4:00 a.m. EST).

Participants will be Stefan Rover, CEO and Michael Jan(beta)en, CFO. After The conference call, we will provide a recording of the entire call for 48 hours for your convenience. For the replay number and further details on the conference call, please refer to our IR section on our Web site www.brokat.com

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BROKAT AG

Brokat is among the world's leading suppliers of software for E-Business solutions and is the worldwide market leader in the Internet banking segment.

Its key product is the modular E-Services platform Twister. This multi-industry software package integrates existing IT systems and applications within companies and provides secure links to various electronic channels like the

Internet and mobile communications. Twister incorporates extensive Customer

Relationship Management and Enterprise Application Integration functionalities.

Twister solutions are already being used by more than 2,000 customers, including

Allianz, Axa, Deutsche Bank, 24, ABN Amro, Cable & Wireless HKT, Consors,

DBS-Bank Singapore, debitel, Swiss Post, SE-Banken, Toronto Dominion Band, and

Union Bank of California. Founded in 1994, Brokat currently employs more than

1,300 people in 17 countries. In calendar year 1999, the company reported revenues of 94 million DEM. Brokat AG is headquartered in Stuttgart, Germany and in San Jose, California. Further information about Brokat and its products is also available in the Internet at www.brokat.com.



FOR FURTHER CONTACTS:

Reiner Jung                                  Silke Simon

Company Spokesman                            Head of Investor Relations
Brokat AG                                    Brokat AG
Industriestr. 3                              Industriestr.3
70565 Stuttgart                              70565 Stuttgart
T: 0711/ 78 844-                             T: 0711/78844-298
F: 0711/ 78 844-772                          E-Mail: silke.simon@brokat.com
E-Mail: reiner.jung@brokat.com


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that relate to anticipated increased license revenues in project business and Siemens' support in that area and other matters. These forward-looking statements involve risks and uncertainties, and actual results may differ materially from expectations.

Additional information on these and other risks and uncertainties related to the forward-looking statements is included

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in the "Risk Factors--Risks Relating to Brokat's Business" section of Brokat's registration statement (No. 333-45430) on Form F-4 on file with the U.S.

Securities and Exchange Commission. The forward-looking statements in this press release are based on management's reasonable beliefs as of the date of this release, and Brokat assumes no obligation to update them to reflect subsequent information or events. Reported results should not be considered as an indication of future performance.